UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HICKS ACQUISITION COMPANY I, INC.
(Name of Issuer)
Shares of Common Stock, par value $0.0001 per share
(Title of Class of Securities)
429086309
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	429086309	13G/A

1	NAMES OF REPORTING PERSONS HH-HACI GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	429086309	13G/A

1	NAMES OF REPORTING PERSONS HH-HACI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	429086309	13G/A

1	NAMES OF REPORTING PERSONS Thomas O. Hicks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

AMENDMENT NO. 1 TO SCHEDULE 13G
This Amendment No. 1 (this “Amendment”) is an amendment to the initial statement on Schedule 13G relating to shares of common stock, par value $0.0001 per share (“Common Stock”) of Hicks Acquisition Company I, Inc., a Delaware corporation (the “Issuer”), 100 Crescent Court, Suite 1200, Dallas, Texas 75201, filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2008, (the “Original 13G”).
This Amendment is filed on behalf of HH-HACI, L.P., a Delaware limited partnership (“HH LP”), HH-HACI GP, LLC, a Texas limited liability company and general partner of HH LP (“HH LLC”), and Mr. Thomas O. Hicks, the sole member of HH LLC (the “Principal,” together with HH LP and HH LLC, the “Reporting Persons”).
Item 4 Ownership.
Item 4 of the Original 13G is hereby amended and restated as below:
(a)	The Reporting Persons beneficially own 0 shares of Common Stock.

(b)
The Reporting Persons are the beneficial owners of 0% of the outstanding shares of Common Stock. The Issuer no longer has any outstanding shares of Common Stock as a result of a business combination under the terms of a certain Purchase and IPO Organization Agreement, dated as of August 2, 2009, as amended by a certain Letter Agreement dated September 9, 2009, both of which have been included in Annex A of the Form S-4/A filed by Resolute Energy Corporation on September 14, 2009.

(c)	None of the Reporting Persons has the sole power to vote or dispose of any shares of Common Stock.

(d)	None of the Reporting Persons has the shared power to vote or dispose of any shares of Common Stock.
Item 5 Ownership of Five Percent or Less of a Class.
Item 5 of the Original 13G is hereby amended and restated as below:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 8, 2009

HH-HACI, L.P.
By:	HH-HACI GP, LLC, its general partner

By:	/s/ Joseph B. Armes
Joseph B. Armes on behalf of Thomas O. Hicks, sole member

HH-HACI GP, LLC
By:	/s/ Joseph B. Armes
Joseph B. Armes on behalf of Thomas O. Hicks, sole member

By:	/s/ Joseph B. Armes
Joseph B. Armes on behalf of Thomas O. Hicks